

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3010

September 17, 2009

Brian C. Taylor, Chairman
Two Harbors Investment Corp.
601 Carlson Pkwy, Ste. 330
Minnetonka, MN 55305

>   **Re: Two Harbors Investment Corp.**
>   **Amendment No. 2 to Registration Statement on Form S-4**
>   **File No. 333-160199**
>   **Filed August 28, 2009**

Dear Mr. Taylor:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your revised disclosure on page 81 that Capitol and its affiliates and agents may enter into transactions, without any limits, to induce potential investors or existing holders to purchase shares or vote in favor of the merger proposal. If you are compensating shareholders, who retain their shares, to vote in favor of the proposals, it would appear that such shareholders would be receiving beneficial treatment that other shareholders, of the same class of securities, are not. Please provide an analysis of your ability to provide different treatment to shareholders of the same class of securities and revise to discuss how such actions would be fair to the shareholders that remain and do not receive any payments or warrants.

2.   We note your response to comment 2 of our letter dated August 21, 2009. We are not able to agree with your conclusion that the combination of arrangements "will not further impact this analysis" since the book value per share could be significantly less than the conversion price. As such, the disclosure of Capitol and its agents and affiliates' actions prior to the meeting could be important information for those shareholders who voted for the merger but would like to change their vote and exercise their conversion rights. Please revise to clarify how shareholders will be provided with updated disclosure and extra time to reconsider their vote, if there are material changes that occur after you mail your proxy materials. We may have further comment.

3.   We note your response to comment 5 that because you have not entered into any negotiations, you are not able to disclose a maximum fee. You then state that such fee would not be significant. It is not clear how you are unable to provide the requested disclosure, which is based on your policy regarding the actions involving aggregators/third parties, unless you have reserved the right to not limit the third party fees. Please note that you have already disclosed the maximum price to be offered for Capitol's and its agents' and affiliates' purchases of your public shares. Please revise to discuss the maximum fee you may pay third parties to serve as your agents in purchasing the public shares to change the votes. If no maximum exist, please state so.

4.   In connection with your response to comment 5, you state that the act of paying third parties is in the best interest of the remaining shareholders. Please revise to discuss specifically how you arrived at such consideration in light of the fees affecting the book value per share following this transaction or quantify the fee and explain how the effect on book value per share is not material.

5.   We note your response to our inquiry as to whether the third party agent/aggregator would conceal that it was acting on behalf of Capitol by referring to the disclosure concerning your plans to file reports disclosing the purchases. The inquiry was meant to seek clarification regarding their communications with shareholders they solicit. Please revise to clarify if the third party would explain to shareholders it was soliciting that it was acting on behalf of Capitol.

6.   It is not clear why you use the term "Two Harbors Manager" to identify your advisor instead of referring to them by their name. Please tell us how your use of a defined term comports with the plain English standards.

Prospectus Cover Page

7.   We note your response to comment 12 and the inclusion of summary risk factors here. Please revise to include a bullet point to clarify that your advisor's experience managing the assets you intend to target only dates back to February 2008. Also, revise to provide a risk factor early in your risk factor section to highlight your advisor's limited experience with investing in your target asset class and the fact that the strategy to be utilized for you is not similar to their current strategy.

Questions and Answers

How do I exercise my conversion rights, page 5

8.   We note your disclosure regarding stockholders' rights to change their votes for the merger to against it and to elect to convert their shares. Please discuss in greater detail how much time stockholders would need to accomplish this change prior to the meeting. For example, please discuss how long it will take for stockholders to receive additional proxy cards after they have contacted Capitol by phone to request such cards.

How do I vote, page 8

9.   Please clarify when security holders will have to return their proxies to assure that their votes are counted. Also revise accordingly the question and answer "May I change my vote after I have mailed my signed proxy card," on page 9.

Unaudited Pro Forma Consolidated Per Share Information, page 17

10.   We read your response to comment 14. We note that the additional disclosure on page 17 does not include cash dividends declared per share as required by Item 3(f)(2) of Form S-4. To the extent that this information was omitted because historically you did not pay dividends, please amend your disclosure to include an explanatory statement. Additionally we note that equivalent pro forma per share information of the company was omitted. Amend your disclosure to include this information.

11.   We note your revised disclosure regarding pro forma book value per share. It is not clear how you arrived at the minimum number of shares outstanding considering that you reserve the right to provide payments to shareholders without purchasing their shares in order to compensate them for voting based on your recommendation, to borrow money to make purchases where you would pay interest, and to pay third party purchaser fees. Please revise to clarify.

Risk Factors, page 19

12.   We note your response to comment 21. Please revise to provide a risk factor, early in this section, to highlight Capitol management's lack of experience in investing in and evaluating companies investing in your target assets.

The Initial Charter Proposals, page 60

13.   We note your response to comment 18. Please revise this section to include the actual proposals, as presented on your proxy card. Provide similar revision for your other proposals.

Asset Portfolios, pages 72-73

14.   We note your response to comment 24. Please revise to clarify if asset portfolio presentation represents the strategy your advisor will employ with the proceeds released from Capitol's trust account.

15.   We considered your response to comment 29. Please amend your disclosure in footnote 5 to clarify why you assume borrowings of nine times invested equity. In addition, since you do not have any firm commitments for your proposed financing arrangements, consider a tabular presentation disclosing the impact to your proposed asset portfolio assuming those financing arrangements were not achieved.

Valuation, page 74

16.   We note your response to comment 7 and the revised disclosure. Please revise to clarify if payments to incentivize shareholders to remain but vote for the transaction, and fees paid to third parties to purchase the shares, are included as expenses in your percentage calculations.

Interests of Capitol's Directors and Officers and Others in the Merger, page 76

17.   Please revise to disclose the value of the Capitol warrants held by your sponsor's affiliate.

Conversion Rights, page 79

18.   We note your revised disclosure that you will provide 14 days from the date notices are mailed. Considering the deviation from Capitol's IPO prospectus, please revise to clarify when paper copies of the proxy materials will be delivered to and received by those being asked to vote. We may have further comment.

Actions That May Be Taken To Secure Approval of Capitol's Stockholders, page 80

19.   Please discuss any negotiations or actions taken by Capitol, the Capitol Founders, Two Harbors and their respective affiliates to purchase Public Shares and any negotiations they have entered into with potential investors or existing holders of Public Shares to induce them to purchase Public Shares and/or vote in favor of the merger proposal.

Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Condensed Combined Pro Forma Statement of Operations for the Year Ended December 31, 2008, page 114

20.   We note that your pro forma earnings per share calculations were based on a number of shares excluding shares subject to possible conversion. Given your disclosure on page 113 that the maximum transaction size assumes no Capitol stockholders exercise conversion rights, please tell us why those shares were not reflected in your earnings per share calculation. To the extent you determine that they should be included, update the relevant information throughout the document. Also provide a footnote reconciling your weighted average shares outstanding pre and post-merger for both the maximum and minimum transaction size.

Footnote (D), pages 118-119

21.   We note on page 81 that in addition to fees paid to an aggregator, you may also pay an unlimited amount of consideration to potential investors or existing shareholders in order induce them to purchase Public Shares and/or vote in favor of the proposal. Please revise your disclosure to clarify whether any inducements were reflected in your Pro Forma financial statements. Further tell us how you plan to account for the inducements.

Conflicts Relating to the Two Harbors manager, page 177

22.   We note your response to comment 49 that if assets are purchased from your sponsor, the fair value of such assets would be determined using methods selected by the independent director or directors. Please revise to clarify if, in related transactions, approval by the independent director is required.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Any questions regarding the accounting comments may be directed to Jamie John at (202) 551-3446 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3233.

Sincerely,

Thomas Kluck
Branch Chief

cc: Jay Bernstein, Esq.
        (via facsimile)